Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 1 DATED JUNE 12, 2007

TO THE PROSPECTUS DATED MAY 24, 2007

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated May 24, 2007.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Prospective Property Acquisition

On June 12, 2007, we deposited a non-refundable amount of $10,000,000 into an escrow account in connection with an intended acquisition of a portfolio of 26 retail properties (the “New England Retail Portfolio”) located in the Northeast Region of the United States, with properties located in Massachusetts, Connecticut and Rhode Island. The escrow account has been established pursuant to a purchase agreement entered into on June 7, 2007 by and between a wholly-owned subsidiary of ours and Tedeschi Realty Corporation, the seller. We expect to close on the New England Retail Portfolio in August 2007.

There is no assurance that we will be able to purchase the New England Retail Portfolio on the terms set forth herein or at all.

Property	Years Built (1)	Total Appoximate Acquisition Cost(2),(3)	Net Rentable Area (Square Feet)	Occupancy(4)	Major Tenant(5)	Existing Debt(6)
New England Retail Portfolio	1952-2004	$392,203,570	1,938,477	98.8%	Stop & Shop Grocery	$26,117,172

(1)             Certain properties acquired in the New England Retail Portfolio underwent significant renovations during the period from 1992 to 2007.

(2)             The total approximate acquisition cost is intended to be funded as follows: (i) an equity contribution from us using proceeds from this offering and available cash (ii) the assumption of existing debt in the amount of approximately $26.1 million and (iii) debt financing to be obtained by us, the terms of which have not yet been determined.

(3)             Total approximate acquisition cost includes a purchase price of approximately $390.0 million, plus additional transfer taxes, due diligence and closing costs. Total approximate acquisition cost does not include an estimated acquisition fee to be paid by us (pursuant to the terms of the advisory agreement described in our prospectus) to Dividend Capital Total Advisors LLC in the amount of approximately $3.9 million.

(4)             Occupancy as of June 7, 2007.

(5)             Major tenants are tenants that occupy 10% or more of the net rentable square footage of the New England Retail Portfolio.

(6)             Three properties in the New England Retail Portfolio are expected to be acquired with existing debt.